United States securities and exchange commission logo





                              May 22, 2020

       Anthony Hayes
       Chief Executive Officer
       Aikido Pharma Inc.
       One Rockefeller Plaza, 11th Floor
       New York, NY 10020

                                                        Re: Aikido Pharma Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 11, 2020
                                                            File No. 333-238172

       Dear Mr. Hayes:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3

       Prospectus Summary
       Business Overview, page 1

   1. We note several statements in this section regarding the efficacy of your product candidates. Efficacy is
a determination that is solely within the authority of the FDA or similar foreign
regulators. You may present clinical trial end points and objective data resulting from trials
without concluding efficacy, and you may state that your product candidates are well
tolerated if true. Please revise these statements accordingly.
       Licenses, page 5

   2. Please disclose the material terms of the Master License Agreement with the University of
                                                        Maryland, Baltimore and
file it as an exhibit or explain to us why it is not material to an
 Anthony Hayes
Aikido Pharma Inc.
May 22, 2020
Page 2
      investment decision. Please also revise to indicate the current stage of development for the licensed technology.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ada D. Sarmento at 202-551-3798 or Celeste Murphy at 202-551-3257
with any questions.



                                                            Sincerely,
FirstName LastNameAnthony Hayes
                                                            Division of
Corporation Finance
Comapany NameAikido Pharma Inc.
                                                            Office of Life
Sciences
May 22, 2020 Page 2
cc:       Robert F. Charron, Esq.
FirstName LastName